MANDELBAUM SALSBURG P.C.
Vincent J. McGill Partner	1270 Avenue of the Americas, 18th floor New York, New York 10020	Direct Dial: (516) 220-6569 E-mail: vmcgill@lawfirm.ms

January 23, 2018

Mr. Larry Spirgel, Assistant Director.

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercari Communications Group, Ltd.
Current Report on Form 8-K Filed December 14, 2017
File No. 000-17284

Dear Mr. Spirgel:

We are in receipt of the staff’s letter of comment dated January 10, 2018, and are in the process of gathering financial and other information from the registered independent public accountant and other representatives of our client, Mercari Communications Group, Ltd. (the “Company”), in order to respond to the staff’s comments. We expect to file an amendment in response to the staff’s comments by the end of January.

If you have any comments or questions contact me, or in my absence, Mark Orenstein at (516) 491-6471 or by e-mail at morenstein@lawfirm.ms.

Very truly,

/s/ Vincent J. McGill

cc:	Kathleen Krebs, Esq
Gregory Dundas, Esq.
Terry French
Inessa Kessman